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Filed Pursuant to Rule 433
Registration No. 333-130261
January 23, 2006

PRICING TERM SHEET

Issuer:	Talisman Energy Inc.
Issue:	Senior Notes due February 1, 2037
Offering Size:	$500,000,000
Coupon:	5.850% per annum, payable semi-annually
Maturity:	February 1, 2037
Treasury Benchmark:	5.375% due February 15, 2031
US Treasury Spot:	112-13
US Treasury Yield:	4.541%
Spread to Treasury:	135 basis points
Re-offer Yield:	5.891%
Price to Public (Issue Price):	99.418%
Gross Proceeds:	$497,090,000
Gross Spread:	0.875%
All-in Price:	98.543%
Net Proceeds to Issuer:	$492,715,000
Optional Redemption:	Make Whole T + 20 bp
Minimum Denomination:	$1,000
Ratings:	Baa1 / BBB+ / BBB (high)
Trade Date:	January 23, 2006
Settlement Date:	January 27, 2006
Day Count Convention:	30/360
CUSIP:	87425E AJ 2
Joint Bookrunners:	Goldman, Sachs & Co. (36.125%) and RBC Capital Markets Corporation (36.125%)
Co-managers:	BNP Paribas Securities Corp. (5.500%), CIBC World Markets Corp. (5.500%), HSBC Securities (USA) Inc. (5.500%), Scotia Capital (USA) Inc. (5.500%), Banc of America Securities LLC (2.250%), Citigroup Global Markets Inc. (2.250%), TD Securities (USA) LLC (1.250%)

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-471-2526.

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PRICING TERM SHEET